SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended      September 30, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number: 000-23969

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          First Community Bank 401(k) Savings and Employee Stock Ownership Plan

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Pocahontas Bancorp, Inc.
                                203 West Broadway
                           Pocahontas, Arkansas 72455

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-78607 of Pocahontas Bancorp, Inc. on Form S-8 of our report dated January 12, 2004, appearing in the Annual Report on Form 11-K of First Community Bank 401(k) Savings and Employee Stock Ownership Plan for the year ended September 30, 2003.


/s/ Deloitte & Touche LLP

Little Rock, Arkansas
March 8, 2004

First Community Bank 401(k) Savings and Employee Stock Ownership Plan

Financial Statements for the Years Ended
September 30, 2003 and 2002, Supplemental
Schedule as of September 30, 2003 and
Independent Auditors' Report

First Community Bank
401(K) Savings and Employee Stock Ownership Plan

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
   AND 2002, AND FOR THE YEARS THEN ENDED:

   Statements of Net Assets Available for Benefits                          2

   Statements of Changes in Net Assets Available for Benefits               3

   Notes to Financial Statements                                           4-7

SUPPLEMENTAL SCHEDULE AS OF SEPTEMBER 30, 2003--                            8

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of
      Assets (Held at End of Year)                                          9

INDEPENDENT AUDITORS' REPORT


Trustees and Participants
First Community Bank
  401(k) Savings and Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the First Community Bank 401(k) Savings and Employee Stock Ownership Plan (the "Plan") as of September 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

January 12, 2004

FIRST COMMUNITY BANK
401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2003 AND 2002
--------------------------------------------------------------------------------


                                                                2003                                     2002
                                           -----------------------------------------   -----------------------------------------
                                             Allocated     Unallocated       Total      Allocated    Unallocated        Total
ASSETS

INVESTMENTS--At fair value:
  Cash                                      $   80,599     $       --     $   80,599    $   64,355    $       --     $   64,355
  Pocahontas Bancorp, Inc.--common stock     7,162,624        555,504      7,718,128     5,032,278       720,796      5,753,074
  Union Planters stock                           6,227                         6,227         4,983                        4,983
  Mutual funds                                 992,623          2,840        995,463       815,493           476        815,969
  Participant loans                             35,596                        35,596        38,055                       38,055
                                            ----------     ----------     ----------    ----------    ----------     ----------
           Total investments                 8,277,669        558,344      8,836,013     5,955,164       721,272      6,676,436

RECEIVABLES--Employer contributions                                                        800,000                      800,000
                                            ----------     ----------     ----------    ----------    ----------     ----------
           Total assets                      8,277,669        558,334      8,836,013     6,755,164       721,272      7,476,436
                                            ----------     ----------     ----------    ----------    ----------     ----------

LIABILITIES

LOAN PAYABLE                                                  538,121        538,121                   1,373,202      1,373,202

ACCRUED INTEREST PAYABLE                                                                                  71,651         71,651
                                            ----------     ----------     ----------    ----------    ----------     ----------
           Total liabilities                        --        538,121        538,121            --     1,444,853      1,444,853
                                            ----------     ----------     ----------    ----------    ----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS           $8,277,669     $   20,223     $8,297,892    $6,755,164    $ (723,581)    $6,031,583
                                            ==========     ==========     ==========    ==========    ==========     ==========

See notes to financial statements.

FIRST COMMUNITY BANK
401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2003 AND 2002
--------------------------------------------------------------------------------


                                                                      2003                                    2002
                                                      -------------------------------------  --------------------------------------
                                                       Allocated   Unallocated     Total      Allocated    Unallocated     Total

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
  Net appreciation in fair value of investments       $1,289,790   $  118,925    $1,408,715   $1,028,865   $  278,056    $1,306,921
  Interest                                                 2,950                      2,950        6,372                      6,372
  Dividends                                              149,569       21,141       170,710      105,610       38,929       144,539
  Employee contributions                                  91,739                     91,739       93,251                     93,251
  Employer contributions                                 177,769      622,231       800,000      800,000                    800,000
  Realized gain on sale of assets                          2,426                      2,426       11,887                     11,887
                                                      ----------   ----------    ----------   ----------   ----------    ----------
           Total additions                             1,714,243      762,297     2,476,540    2,045,985      316,985     2,362,970

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
  Distributions to participants                          191,738                    191,738      170,688                    170,688
  Interest expense                                                     18,493        18,493                    94,805        94,805
                                                      ----------   ----------    ----------   ----------   ----------    ----------
           Total deductions                              191,738       18,493       210,231      170,688       94,805       265,493
                                                      ----------   ----------    ----------   ----------   ----------    ----------
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS      1,522,505      743,804     2,266,309    1,875,297      222,180     2,097,477

TRANSFER OF ASSETS                                                                               188,247                    188,247

NET ASSETS--Beginning of year                          6,755,164     (723,581)    6,031,583    4,691,620     (945,761)    3,745,859
                                                      ----------   ----------    ----------   ----------   ----------    ----------
NET ASSETS--End of year                               $8,277,669   $   20,223    $8,297,892   $6,755,164   $ (723,581)   $6,031,583
                                                      ==========   ==========    ==========   ==========   ==========    ==========

See notes to financial statements.

First Community Bank
401(K) Savings and Employee Stock Ownership Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2003 AND 2002
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following brief description of the First Community Bank 401(k) Savings and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General--The Plan is a qualified employee stock ownership plan with a salary reduction feature. First Community Bank (formerly known as Pocahontas Federal Savings and Loan Association) (the "Employer") formed the Plan by combining its existing 401(k) plan, which had been effective since January 1, 1986, and its Employee Stock Ownership Plan ("ESOP"), which had been effective since October 1, 1993. Pocahontas Bancorp, Inc. (the "Company") accomplished the combination of the existing plans through a combination and restatement, with neither the 401(k) nor the ESOP being the surviving plan, effectively creating a new plan with an effective date of October 1, 1997. The Plan covers substantially all employees of the Employer. The Employer is 100% owned by the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

      On May 15, 2001, the Company completed its acquisition of Walden/Smith Financial Group, Inc. and its wholly-owned bank subsidiary, First Community Bank. The former employees of First Community Bank became eligible to participate in the Plan on May 15, 2001. Net assets of the former First Community Bank employees were transferred to the Plan during the year ended 2002 from the Frontier Trust Plan.

      Contributions--Each eligible participant may, but shall not be required to, enter into an elective deferral agreement with the employer under which the participant agrees to reduce his cash compensation by a specified percentage, up to a maximum of 15%, and contribute such amounts to the Plan. The amount of any matching contributions, qualified matching contributions, discretionary contributions, qualifying non-elective contributions, and ESOP contributions for each plan year will be made at the sole discretion of the Board of Directors.

      Participation--Employees are generally eligible to participate in the Plan after completing one year of service. Only participants at least 21 years of age, who complete at least 1,000 hours of service during the Plan year, and are employed on the last day of the Plan year are eligible to share in the Employer's discretionary contribution for the year. An employee may decline to participate in the Plan. For purposes of participation in any election deferral contributions, completion of one hour of service and an open enrollment date is required.

      Participant Accounts--Each participant's account is credited with an allocation of (a) the Employer's discretionary ESOP contributions, (b) eligible forfeitures of terminated participants' nonvested accounts, (c) and earnings of the Plan for the year. Allocations are based on participant wages as defined in the Plan agreement. The benefit to which a participant is entitled, subject to vesting, is the benefit that can be provided from the participant's account.

      Participant Loans--Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding loans to the participant from the Plan and from any other qualified plan maintained by the employer, including accrued interest thereon, shall not exceed the lesser of $50,000 or 50% of the participants vested 401(k) account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms shall not exceed five years, except for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably not less than quarterly through payroll deductions. Participants may not have more than three loans outstanding.

      Plan Borrowings--The Plan purchased Company stock using the proceeds of borrowings from the Company. The Plan's debt is collateralized by the stock. A trustee holds such stock in a suspense account in a trust established under the Plan. As the Plan makes payments of principal and interest, shares are released into a suspense account to be allocated to eligible employees' accounts at the end of the Plan year, in accordance with the Plan. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

            (a) the accounts of employees with rights in allocated stock ("Allocated") and

            (b)   stock not yet allocated to employees ("Unallocated").

      Vesting--Vesting of accounts is based upon years of service as defined in the Plan agreement. A participant becomes fully vested after five years of credited service.

      Payments of Benefits--No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), becomes disabled or otherwise terminates employment with the Employer. Amounts payable for such distributions remains a part of net assets available for benefits and, at September 30, 2003 and 2002, totaled $445,354 and $283,113. Distributions are made in cash or Company stock, or both.

      Voting and Dividend Rights--No participant shall have any voting or dividend rights or other rights of a stockholder prior to the time that shares are allocated to the participant.

      Termination of the Plan--The Employer reserves the right to amend or terminate the Plan agreement at any time by action of the Board of Directors. Upon full or partial termination of the Plan, participants' accounts will become 100% vested and all unallocated shares will be allocated to the accounts of all participants in accordance with the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The financial statements of the Plan are prepared under the accrual method of accounting.

      Investment Valuations and Income Recognition--Investments are stated at fair value as determined from quoted market prices. The investment in shares of the Company's common stock is stated at fair value and is based on the closing price in an active market as of the last trading day of the year.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    INVESTMENT PROGRAMS

      Upon enrollment, each participant shall direct that his elective contribution be invested in one or more of the 56 investment options. Investment direction may be revised daily by a participant. A participant's salary deferral percentage may be changed quarterly. All ESOP contributions are invested in Company stock.

4.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated March 18, 1998, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

5.    ADMINISTRATION OF PLAN ASSETS

      The Plan's assets, which consist principally of Company common stock and mutual funds, are held by the Company's trustees, First Bankers Trust Company, N.A. and Manulife Financial, respectively. The Company administers the payment of principal and interest on the loan and makes distributions to participants. During the year ended September 30, 2003 and 2002, Plan expenses were paid directly by the Company.

      Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

6.    INVESTMENTS

      Included in the September 30 investment portfolios are the following investments representing more than 5% of net assets available for benefits:

         2003                                                       Fair Value

         Pocahontas Bancorp, Inc.-common stock-allocated            $7,162,624
         Pocahontas Bancorp, Inc.-common stock-unallocated             555,504


         2002

         Pocahontas Bancorp, Inc.-common stock-allocated            $5,032,278
         Pocahontas Bancorp, Inc.-common stock-unallocated             720,796

7.    LOAN PAYABLE

      The Plan has entered into a loan agreement at 6% interest maturing December 31, 2012, with the Company, the proceeds of which were used to purchase Company stock. The loan was collateralized by all unallocated shares of the Plan. In December 2002, the Plan made payments of approximately $1,373,202 to repay the September 30, 2002 outstanding loan balance with the Company.

      In March 2003, the Plan entered into a term loan agreement with the Company to borrow up to $2 million. The loan matures December 31, 2012 and has interest rate of 6%. Proceeds of the loan are intended to be used to purchase shares of the Company's common stock. The loan is collateralized by all the unallocated shares of the Plan. As of September 30, 2003, $538,121 was outstanding related to such loan.

                                     ******

                             Supplemental schedule

FIRST COMMUNITY BANK
401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SEPTEMBER 30, 2003
--------------------------------------------------------------------------------


                                                                             Fair
                                                                            Market
                                                                             Value

Cash                                                                     $   80,599
Pocahontas Bancorp, Inc.--common stock-allocated (549,281 shares)*        7,162,624
Pocahontas Bancorp, Inc.--common stock-unallocated (42,600 shares)*         555,504
Manulife Lifestyle Fund--Conservative Portfolio                              44,710
Manulife Lifestyle Fund--Moderate Portfolio                                 107,723
Manulife Lifestyle Fund--Balanced Portfolio                                 268,358
Manulife Lifestyle Fund--Growth Portfolio                                   226,405
Manulife Lifestyle Fund--Aggressive Portfolio                                41,440
3-Year Compound                                                               2,840
Manulife Money Market Fund                                                   59,920
MFC Short-Term Federal Fund                                                   4,015
MFC PIMCO Total Return Fund                                                  28,484
MFC Salomon Brothers High Yield                                               9,080
MFC T. Rowe Price Spectrum Income Fund                                        3,694
Manulife Balanced Fund                                                       30,653
Manulife Equity Income                                                          227
MFC T. Rowe PriceEquity Income                                                    2
MFC Davis New York Venture Fund                                                 591
MFC Mutual Beacon Fund                                                       17,890
MFC Weitz Partners Value Fund                                                28,240
MFC Fidelity Advisor Dividend Growth Fund                                       913
MFC Franklin Balance Sheet Investment Fund                                   14,356
MFC Domini Social Equity Fund                                                 9,565
MFC MFS Strategic Value                                                         995
MFC T. Rowe Price Blue Chip Growth Fund                                       5,855
Manulife Capital Growth Stock Fund                                               89
Manulife Growth Plus Stock Fund                                               3,517
MFC Morgan Stanley Institutional Fund Equity Growth                           9,069
MFC Excelsior Value and Restructuring Fund                                    2,462
MFC Fidelity Advisor Large Cap Fund                                              94
MFC Putnam Global Equity Fund                                                 1,187
MFC Prudential Jennison Growth Fund                                             584
MFC Janus Adviser Worldwide Fund                                              8,297
MFC Templeton Foreign Fund                                                    7,987
MFC Templeton Foreign Small Co.                                                 726
MFC Janus Twenty Fund                                                        19,486
MFC Schudder Mid Cap                                                          1,508
MFC AIM Aggressive Growth Fund                                                4,129
MFC T. Rowe Price Science & Technology Fund                                   1,154
MFC Templeton Developing Markets Fund                                         3,397
500 Index Fund                                                               24,905
Total Stock Market Index Fund                                                     5
Mid Cap Index Fund                                                              641
Small Cap Index Fund                                                            270
Union Planters Stock                                                          6,227
Participant Loans*                                                           35,596
                                                                         ----------
            Total                                                        $8,836,013
                                                                         ==========
*Party in interest


See Independent Auditors' Report.


                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           FIRST COMMUNITY BANK
                                           401(k) SAVINGS AND EMPLOYEE
                                           STOCK OWNERSHIP PLAN




Date:    March 8, 2004                  By: /s/ Dwayne Powell
                                           -------------------------------------
                                           Dwayne Powell
                                           President and Chief Executive Officer